“Targeting Uranium and Gold”

NEWS RELEASE

CROSSHAIR ACQUIRES ADDITIONAL URANIUM PROPERTIES IN CENTRAL MINERAL BELT

Dated: May 10, 2007

TSX-V:  CXX  AMEX:  CXZ

Crosshair Exploration and Mining Corp. (TSX-V: CXX, AMEX: CXZ) (the “Company”) is pleased to announce that it has entered into a property option agreement (the “Agreement”) with Belmont Resources Inc.(TSX-V:BEA) and International Montoro Resources Inc.(TSX-V:IMT) (collectively the “Optionors”) to acquire a 75% interest in four mineral licenses (the “Property”) totalling 139 claims located in the central mineral belt of Labrador.

Crosshair has also staked an additional 105 mineral claims contiguous with the southern property boundary of its Central Mineral Belt uranium property. These claims cover favourable geological and structural settings including key unconformities known to be associated with significant uranium mineralization in the region.

The newly optioned claims comprise two separate blocks (Stormy Lake and Partridge River) covering two highly prospective geological terrains. The Stormy Lake claims are contiguous with the southern boundary of Crosshair’s Central Mineral Belt property, while the Partridge River block is located approximately 95 km west of the Stormy Lake claims. Both the Stormy Lake and Partridge River blocks will be worked from the existing Crosshair base camp at Armstrong Lake.

An airborne radiometric and magnetic survey over the property in 2006 identified several high priority radiometric anomalies on both blocks that will be targeted with ground follow-up during the 2007 summer program.

Under the terms of the Agreement with the Optionors, Crosshair may earn a 75% interest in the Property by carrying out $800,000 in exploration expenditures and issuing to the Optionors 175,000 common shares over a three year period.  The Agreement is subject to the approval of the TSX Venture Exchange.

Crosshair has proposed an aggressive $8 - $10 million dollar budget for uranium exploration in Labrador this year and will focus on advancing the resources at the C Zone, Area 1 and B Zone prospects as well as a drill target advancement program over the remainder of the Central Mineral Belt holdings, including the new acquisitions.

A map of the new holdings can be found on the Company website at:

http://www.crosshairexploration.com/s/Addenda.asp?ReportID=185489

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador with its 711 sq km Moran Lake Uranium / IOCG Project. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com or michele@crosshairexploration.com

www.crosshairexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.